                                                         [LOGO] WELLS  ADVANTAGE
                                                                FARGO  FUNDS

                                               Wells Fargo Funds Management, LLC
                                                   525 Market Street, 12th Floor
                                                                   MAC A0194-265
                                                        San Francisco, CA  94105

                                                               February 12, 2010

                                                     Writer's Direct Dial Number
                                                                    415-947-4805

VIA EDGAR
Ms. Linda Stirling, Esq.
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

     Re: Wells Fargo Variable Trust (the "Trust") (Registration Nos. 333-74283; 811-09255) on behalf of Wells Fargo Advantage Variable Trust Funds (the "Funds")

Dear Ms. Stirling:

     In connection with the registration of the Trust under the Investment Company Act of 1940 (the "1940 Act"), and the issuance of securities by it under the Securities Act of 1933 (the "1933 Act"), and pursuant to 17 C.F.R. 230.485(a) (1), we are transmitting herewith for filing Post-Effective Amendment No. 24 to the Trust's Registration Statement under the 1933 Act and Amendment No. 26 under the 1940 Act on Form N-1A.

     This Post-Effective Amendment No. 24 is being filed pursuant Rule 485(a) under the 1933 Act in order to comply with the requirements of the Enhanced Disclosures and New Prospectus Delivery Option for Registered Open-end Investment Companies Release (Release Nos. 33-8998;) IC-28584; File No. S7-28-07), and to include a summary section at the front of the Funds' prospectuses.

     If you have any questions or require additional information to assist you in your review of this filing, please contact the undersigned at (415) 947-4805.

                                     Very truly yours,


                                     /s/ Lawrence S. Hing
                                     -------------------------------------------
                                     Lawrence S. Hing
                                     Senior Counsel